August 31, 2011
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Mr. Craig Wilson, Senior Assistant Chief Accountant

Re:	Vocus, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 16, 2011 File No. 000-51644
Dear Mr. Wilson:
On behalf of Vocus, Inc. (the “Company”), and in response to the letter of comment of the Commission staff (the “Staff”) dated August 3, 2011 (the “Comment Letter”), we submit the following response to the comments contained in the Comment Letter. To aid in the Staff’s review, we have repeated the Staff’s comments below in bold and the headings and numbers correspond to the headings and numbers in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2010
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Stock-Based Compensation Page F-11
1.	We note your response to prior comment 1 that you have calculated the average expected life for the granted options using an assumption that the remaining options would be exercised uniformly over the remaining term, and that this calculation term resulted in an average of 5.7 years in Q1 2010 and 5.9 years in Q1 2011, compared to 6.2 years under the simplified method. Please clarify whether your calculation of the average expected life included a combination of actual exercise data and an assumption that the remaining options would be exercised uniformly, and whether it is the Company’s position that this methodology would not result in a material difference from use of the simplified method for options granted in 2010 and 2011.
The Company’s calculation of the average expected life, in response to the Staff’s prior comment dated June 20, 2011, includes a combination of actual exercise data and an assumption that the remaining outstanding options would be exercised uniformly over the options’ remaining contractual term.

The impact of applying this methodology to options granted in 2010 and 2011 would have resulted in a reduction of stock-based compensation expense of $37,000 for FY 2010 and of $40,000 for the six months ended June 30, 2011. The Company does not believe that these amounts are material to the financial statements and related disclosures for the affected periods.
2.	We noted that starting in the second quarter of 2011 you will use your historical exercise data to calculate option expense. Tell us what the term of your options was for grants made in the second quarter of 2011 using this data.
Using the same methodology as discussed above (i.e. combination of actual exercise data and an assumption that the remaining outstanding options would be exercised uniformly over the options’ remaining contractual term), the expected term for options granted in Q2 2011 was 5.8 years.
3.	We note that, as a result of changing your compensation strategy, whereby existing grantees have both options and restricted stock awards (RSA), the Company anticipated that the granting of RSAs would increase the expected terms of the options as grantees were more likely to defer exercising options when shares were being earned without a cash outlay versus paying a strike price. Please clarify whether all of the option holders received the same proportion of options and restricted stock, and whether the options holders have the ability to cashless exercise or net share settle options. Tell us how you considered these factors in your assumption.
The Company advises the Staff that most option holders received the same proportion of options and restricted stock. The Company clarifies that its option holders have the ability to exercise stock options via a broker-assisted cashless exercise transaction, whereby the option holder executes a valid exercise of the option, is the legal owner of the shares subject to the option and assumes all of the market risk from the moment of exercise until the broker settles the open market sale.
When the Company revised its compensation strategy in 2008 to introduce restricted stock awards (RSAs) as the primary vehicle to provide equity-based compensation, the Company considered whether its historical exercise data provided a reasonable basis on which to estimate the expected term for future option grants. The Company’s historical exercise data that existed did not reflect the impact of the existence of RSAs on stock option exercise patterns. The Company believed that the existence of RSAs would result in employees delaying the exercise of stock options unless those options were deep in-the-money. The Company further believed that the granting of RSAs would likely have the impact of lengthening exercise periods as employees had the ability to gain liquidity through the disposition of vested RSAs, as opposed to exercising stock options (despite the cashless exercise feature). The Company considered that its historical exercise data did not reflect the impact of the issuance of RSAs, as well as the uncertainty regarding whether future stock price volatility would result in deep in-the-money options, and as a result, the Company reached the conclusion that it could not rely on historical exercise data to estimate the expected term of its options.
4.	We note that in 2010, the Company further adjusted its compensation strategy resulting again in a conclusion that historical exercise data may not reflect future option exercise patterns. We further note that there were a greater number of options granted than restricted stock in 2010. Please clarify how this adjustment has resulted in a conclusion that historical exercise data may not reflect future option exercise patterns for options granted in 2010.
When the Company revised its compensation strategy in 2010 to move towards a more balanced ratio of stock options to RSAs, the Company again considered whether its historical exercise data provided a reasonable basis on which to estimate the expected term for future option grants. The Company first considered that its historical exercise data did not reflect the impact of reduced RSA grants on stock option exercise patterns. Further, the Company advises the Staff that, beginning in the fourth quarter of 2008 through the end of the third quarter of 2010, the Company’s stock price was such that most options granted since January 2007 were not in-the-money (or, intrinsic value was very minimal), further impacting stock option exercise behavior during those periods. Going forward, the Company expected that the stock price appreciation necessary to drive increased exercise behavior would not need to be as steep as previously thought due to the reduced RSA grants and the fact that its stock options were generally out-of-the-money for an extended period of time. As the Company did not have historical exercise data that reflected these changing conditions, the Company again concluded that its historical exercise data was not indicative of future exercise behavior and continued to use the simplified method.
5.	Tell us how your assumption that granting RSAs would increase the expected term of the options compares to actual subsequent exercise data. In this regard, we note that during the second quarter of 2011, approximately 1.0 million of post-IPO options were exercised, and that based on this activity you determined to use your historical exercise data to calculate option expense starting in the second quarter of 2011. Tell us if these exercises were consistent with your assumption. If not tell us what circumstances have changed that were not reasonably foreseeable when considering the expected term at the time of your 2008-2010 option grants.
As discussed in our prior response to comment 3, the Company’s expectation regarding the lengthening of the expected term of options due to the weighting of equity-based compensation towards RSAs did not contemplate a rapid, significant stock price appreciation creating deep in-the-money options. The Company advises the Staff that, in Q2 2011, the Company’s stock price began trading in the range of $26.45 to $30.61, as compared to a weighted average exercise price of $16.50 for options outstanding as of March 31, 2011. Due to the appreciation in the stock price, the Company experienced exercise patterns that were not consistent with earlier assumptions. Prior to 2011, approximately 1.0 million post IPO options were exercised over a period of 5 years, and it was unforeseen that an additional 1.0 million option exercises would occur in one quarter in Q2 2011 as the Company’s stock price reached a near three year high.

     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me (301) 683-6002 should have any questions concerning any of the above responses.

Sincerely,

/s/ Stephen Vintz

Stephen Vintz
Chief Financial Officer and
Executive Vice President

cc:	Richard Rudman, Chief Executive Officer, President and Chairman, Vocus, Inc. Jason Simon, Greenberg Traurig, LLP Rene Salas, Ernst & Young LLP